SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Starting production at the Uruguá Field, Santos Basin

Rio de Janeiro, July 14, 2010, Petróleo Brasileiro SA - Petrobras announces the entry into operation of FPSO Cidade de Santos in the Uruguá field, by means of the interconnection of the Uruguá-6 well. The Uruguá-8 and Uruguá-10 wells have also been linked to the FPSO. They are expected to start producing later this week and to reach a production of 25,000 bpd in the field. The Uruguá field's full oil production capacity (35 bpd) is hoped to be reached late this year, with the interconnection of the fourth well in December.

The FPSO will be used to develop the Uruguá and Tambaú fields, located in the Uruguá Pole. This is the first FPSO installed for the development of two oil and gas fields in the Santos Basin. The vessel is moored 160 km offshore, in water depths of 1300 meters, and is capable of producing 10 million cubic meters of natural gas per day and 35,000 bpd of oil and condensate, and capacity to store up to 740,000 barrels of oil.

The reservoir of the Uruguá field holds 33º API light oil and non-associated gas. The development plan for the field foresees four horizontal oil wells and five gas producer wells, which will be connected directly to the FPSO; The Tambaú field will have three horizontal wells of non-associated gas, which will be interconnected to a submarine production manifold to be connected to FPSO Cidade de Santos.

The oil produced at the fields will be offloaded via shuttle tankers, while the gas will flow over an 18-inch, 174-km long pipeline, which has already been launched and will connect the FPSO to the PMXL-1 platform, in the Mexilhão field. The gas will later flow to the Monteiro Lobato Gas Treatment Unit, located in Caraguatatuba, São Paulo, where the natural gas will be specified in order to be inserted into the transportation network. The works at PMXL-1 and at UTGCA are in their final phase and are expected to be completed in the second half of 2010.

The Company's expectation is that by late 2012, all Uruguá and Tambaú gas wells will have been interconnected, allowing FPSO Cidade de Santos to reach its full gas production capacity, depending on the market demand.

The Uruguá-Tambaú project received yesterday the Operational License granted by the Brazilian Institute of Environment and Renewed Natural Resources (ibama) and the Infrastructure built for the project is also expected to be used to facilitate other projects in adjacent fields, such as the Pirapitanga and Tambuatá ones, which are located in the Uruguá Pole as well.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.